UFP
TECHNOLOGIES

2011 Annual Report

SHAPING INNOVATION

2011 ANNUAL REPORT

UFP Technologies, Inc. (Nasdaq: UFPT) is a producer of innovative custom-engineered components, products, and specialty packaging.

Using foams, plastics, composites, and natural fiber materials, we design and manufacture a vast range of solutions primarily for the medical, automotive, aerospace and defense, electronics, consumer, and industrial markets. Our team acts as an extension of customers' in-house research, engineering, and manufacturing groups, working closely with them to solve their most complex product and packaging challenges. For our customers, innovation takes many shapes. But each solution is shaped by the design, materials, and process expertise that sets our Company apart. Learn more about us at www.ufpt.com.

CONTENTS

DEAR FELLOW SHAREHOLDER,

2011 was another year of record results for UFP Technologies, as we increased sales by 5.4% and net income by 11.9% over 2010. It was also a year in which we made a series of important strategic investments to position our Company for future success. In this letter, I'll highlight some of these investments, and outline steps we are taking to capitalize on the many exciting opportunities before us.



A key focus of our management team is to constantly review and prioritize our allocation of resources. We analyze everything from our capital equipment to our cherished engineering talent, and deploy them where our skills fit best with market needs—those opportunities where we can add the most value and therefore can enjoy the strongest margins. Each of our major 2011 investments was designed to serve this overall goal and help us achieve long-term profitable growth. Some are aimed directly at growing revenue. Others are aimed at improving customer service or increasing our operating efficiency. We believe some investments will accomplish all three.

TWO NEW CLEAN ROOMS AND A DEDICATED MEDICAL TEAM

To meet growing demands in the medical market, we invested in two new clean rooms, one in Illinois and another in Texas. These facilities will help us continue to build revenues in areas where we're already very strong, such as orthopedics and infection prevention, and expand into new segments, such as negative pressure wound therapy. In fact, we've formed a dedicated medical team to identify the most promising growth opportunities, and keep us on the leading edge of medical industry innovation. In addition, we will continue to develop our own patented products. For example, in 2011 we began the patent process on two key products: BioShell® Suspension Packs (see page 7), and new jacketed T-Tubes®, an innovative clean room insulation product.

NEW MOLDED FIBER EQUIPMENT

Molded Fiber is another area where market trends are strongly in our favor, and we are investing accordingly. Revenue from our environmentally friendly Molded Fiber solutions grew 25% in 2011, as we attracted many new customers and created new product and packaging applications. With patent protection on our unique manufacturing process and highly effective packaging designs, we are poised to expand this business even further. We've invested in new state-of-the-art equipment for our Iowa facility, and are investigating opening an East Coast Molded Fiber plant to increase production capacity and better serve customers in the region.

BUILDING ON SUCCESSFUL PROGRAMS IN MILITARY AND AUTOMOTIVE MARKETS

It's worth noting that we achieved record sales and profits while beginning the phase-out of the largest contract in our history, a natural fiber molded door program for Mercedes vehicles. To help utilize the equipment capacity that's being freed up, we're launching a new natural fiber door panel program in June for a major Tier One automotive supplier. And we're constantly exploring new ways to help our customers make vehicles lighter, quieter, safer, and more comfortable.

In the military market, we're also converting previous successes into new opportunities. In 2011, we won a new contract to supply backpack components for the U.S. Marines, similar to our long-running U.S. Army program (see page 5). We also added two engineering technology centers, strategically located near key customers in Georgia and Alabama, that will help us respond more quickly to new opportunities as they arise.

SALES


$93,749
$93,595
$110,032
$99,231
$120,766
$127,244
2006
2007
2008
2009
2010
2011

OPERATING INCOME


$5,054
$7,247
$8,425
$8,192
$14,392
$15,716
2006
2007
2008
2009
2010
2011

NET INCOME


$2,515
$4,159
$5,116
$5,929
$9,247
$10,346
2006
2007
2008
2009
2010
2011

SHAREHOLDERS EQUITY


$19,241
$24,827
$31,890
$39,005
$50,226
$61,985
2006
2007
2008
2009
2010
2011

OPTIMIZING OUR FACILITY FOOTPRINT

The engineering technology centers are part of a larger initiative to improve customer service while optimizing our plant footprint. Overall, we are moving toward a vision of fewer, larger, more efficient manufacturing locations supported by strategically located technology centers. They will typically function as sales, engineering, and small-run production facilities to service specific customers or markets. To increase efficiency and reduce costs, we also may look to consolidate facilities that are located near each other. In addition, we will continue to seek out strategic acquisitions that can complement our existing capabilities and help increase the value we bring to our customers.

LEVERAGING OUR SIZE AND BREADTH

Our size gives us many competitive advantages and economies of scale, and leveraging them will always be a key strategic tenet. Having facilities throughout the country helps us attract large customers that value our convenient shipping locations and ability to provide redundant manufacturing sites.

We also share best practices systematically across our Company; as we identify creative solutions in one location, we ensure other plants adopt them as well. And because the selling price of our products is so dependent on raw material costs, our strong purchasing power helps us manage those costs and keep our pricing very competitive.

INVESTING IN OUR TECHNOLOGY AND OUR BRAND

We're investing in new technology to increase efficiency and improve customer service. For example, we are installing a new Enterprise Resource Planning system to help us centralize certain functions, reduce operating costs, analyze and manage our business more efficiently, and respond much faster to customer requests.

We've also completed an initiative to unify our various brands and product lines under the UFP Technologies brand. This single master brand name will provide a common identity across all markets, help clarify the relationships among our diverse business units, and most importantly should make it easier for customers to do business with us. As you may have noticed on the cover, we've also updated our logo and introduced a new tagline: Shaping Innovation™.

In the following pages, you'll see several examples of how we do exactly that.

In closing, I want to thank all our employees who work incredibly hard to exceed our customers' expectations every day. Their dedication has enabled us to achieve record earnings for six consecutive years despite challenging economic times. I also want to thank you, our shareholders, for your support and continued interest in UFP. We will all keep working very hard to grow and improve your Company.

Sincerely,

R. Jeffrey Bailly

R. Jeffrey Bailly
Chairman and CEO

IV PORT INFECTION PREVENTION FOR C.R. BARD, INC.

A great example of how we're enhancing patient health and safety across the medical industry



As an alternative to alcohol pads, C.R. Bard, Inc. designed a friction scrub device to disinfect IV injection ports more efficiently. Our engineers researched and identified the optimal material to disperse the alcohol cleaning solution without tearing or breaking down during storage or use. We also designed and built our own high-speed fabrication equipment to ensure quality. The result is a more thorough cleaning process that minimizes infection and enhances patient safety.

For medical device makers, our industry expertise, engineering skills, and access to advanced materials make UFP Technologies a valuable partner. They also know that, with our ability to manufacture in clean rooms across multiple plants, we can ramp up quickly and accelerate their time to market.


Site-Scrub
IPA Device

We create a broad range of infection prevention solutions using advanced foams and specialty films that provide protection from microbial organisms.

BACKPACK COMPONENTS FOR U.S. MARINES

Continuing a tradition that began with the U.S. Army to improve safety and comfort in the field



We've been supplying backpack components for use by the United States Army, continually evolving the materials and designs. Building on this expertise, we're now supplying molded foam and fabric waist-belts and other components for the new family of backpacks used by all United States Marines.

Our ability to combine advanced fabrics and foams brings many key benefits. Our solutions enhance fit by contouring better to the body. And they improve support by distributing weight more evenly. With our rapid prototyping and fabrication skills, we created these solutions on a tight schedule to help provide the best possible gear for our brave Marines around the world.



Combining lightweight foams and abrasion-resistant fabrics, our back-pack components deliver better fit and support for Marines working in all types of harsh conditions.

MOLDED FIBER STAND-UP WINE PACKAGING SYSTEM

Made from 100% recycled paper, wine shippers that deliver a range of solid benefits



Developed in partnership with our customer, the Bottoms Up® Wine Packaging System combines Molded Fiber with a corrugated divider and carton to provide a whole new level of protection. It's an ingenious system that keeps bottles in a vertical position. The unique marriage of molded pulp trays and a horizontal corrugated partition improves cushioning and keeps the package safe through the entire distribution cycle.

The system offers many benefits. It saves space because it's nestable. It allows for faster packing and quality control checks, which increases productivity and reduces labor costs. It reduces damage claims, which leads to fewer returns and lower transportation costs. And the entire system is easily recycled, eliminating the hassles of petroleum-based materials.



The Bottoms Up® Wine Packaging System won the prestigious Ameristar 2012 Packaging Award in the beverage category. Customers use it to safely ship numerous wine bottle configurations.

BIOSHELL® SUSPENSION PACK FOR BIOPHARM MANUFACTURERS

Our latest innovation for enhancing biopharmaceutical drug production



The new BioShell® Suspension Pack is a revolutionary container system that protects biopharmaceutical bags throughout the supply chain. Bags are enveloped in a proprietary durable film that suspends products within a polycarbonate shell. The film absorbs shocks during impact, preventing damage by allowing the bags to move within a cushion of air.

With this unique suspension design, different-sized bags can be loaded into the same shell without compromising security. The stackable design also increases efficiency and saves space. As a standard product that does not require costly tooling for each customer, the Suspension Pack is also very cost-effective, which expands our base of potential customers.



The versatile, patent-pending BioShell Suspension Pack joins the original BioShell® that was launched in 2008 and continues to gain market share across the BioPharm industry.

SELECTED FINANCIAL DATA

The following table summarizes our financial data for the periods presented. You should read the following financial information together with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes to those financial statements appearing elsewhere in this document. The selected statements of operations data for the fiscal years ended December 31, 2011, 2010, and 2009, and the selected balance sheet data as of December 31, 2011, and 2010, are derived from the audited financial statements, which are included elsewhere in this document. The selected statements of operations data for the years ended December 31, 2008, and 2007, and the balance sheet data at December 31, 2009, 2008, and 2007, are derived from our audited financial statements not included in this document.

SELECTED CONSOLIDATED FINANCIAL DATA

		Years Ended December 31 (in thousands, except per share data)			
Consolidated statement of operations data[1]	**2011**	**2010**	**2009**	**2008**	**2007**
Net sales	$ 127,244	120,766	99,231	110,032	93,595
Gross profit	36,245	34,616	26,719	28,563	22,810
Operating income	15,716	14,392	8,192	8,425[2]	7,247
Net income attributable to UFP Technologies, Inc.	10,346	9,247	5,929	5,116	4,159
Diluted earnings per share	1.48	1.37	0.94	0.82	0.71
Weighted average number of diluted shares outstanding	6,999	6,749	6,294	6,263	5,861

		As of December 31 (in thousands)			
Consolidated balance sheet data	**2011**	**2010**	**2009**	**2008**	**2007**
Working capital	$ 48,575	38,267	27,702	18,688	14,952
Total assets	79,721	69,478	57,855	47,133	43,336
Short-term debt and capital lease obligations	581	654	623	1,419	1,419
Long-term debt and capital lease obligations, excluding current portion	5,639	6,847	7,502	4,852	6,271
Total liabilities	17,736	19,251	18,849	16,289	18,510
Stockholders' equity	61,985	50,226	39,005	31,890	24,827

1 See Note 20 to the consolidated financial statements for segment information.

2 Amount includes restructuring charges of $1.3 million.

MARKET PRICE

From July 8, 1996, until April 18, 2001, the Company's common stock was listed on the NASDAQ National Market under the symbol "UFPT." Since April 19, 2001, the Company's common stock has been listed on the NASDAQ Capital Market. The following table sets forth the range of high and low quotations for the common stock as reported by NASDAQ for the quarterly periods from January 1, 2010, to December 31, 2011:

Fiscal Year Ended December 31, 2010	**High**	**Low**
First Quarter	$11.06	$6.50
Second Quarter	11.59	8.26
Third Quarter	12.03	8.51
Fourth Quarter	13.28	10.50

Fiscal Year Ended December 31, 2011	**High**	**Low**
First Quarter	$21.59	$12.19
Second Quarter	19.64	14.86
Third Quarter	19.68	14.20
Fourth Quarter	15.90	12.65

NUMBER OF STOCKHOLDERS

As of March 7, 2012, there were 86 holders of record of the Company's common stock.

Due to the fact that many of the shares are held by brokers and other institutions on behalf of stockholders, the Company is unable to estimate the total number of individual stockholders represented by these holders of record.

DIVIDENDS

The Company did not pay any dividends in 2010 or 2011. The Company presently intends to retain all of its earnings to provide funds for the operation of its business, although it would consider paying cash dividends in the future. The Company's ability to pay dividends is subject to approval by its principal lending institution.

STOCK PLANS

The Company maintains two active stock incentive plans to provide long-term rewards and incentives to the Company's key employees, officers, employee directors, non-employee directors, and advisors. The 2009 Non-Employee Director Stock Incentive Plan provides for the issuance of up to 975,000 shares of the Company's common stock to non-employee directors.

The Company also maintains the 2003 Incentive Plan, which provides the Company with the ability to offer up to 2,250,000 shares of equity-based incentives to present and future executives, and other employees who are in a position to contribute to the long-term success and growth of the Company. Additional details of these plans are discussed in Note 13 to the consolidated financial statements.

Each of these plans and their amendments has been approved by the Company's stockholders.

Summary plan information as of December 31, 2011, is as follows:

	Number of shares of UFPT common stock to be issued[1]	**Weighted average exercise price of outstanding options**	**UFPT common stock remaining available for future issuance**
1993 Employee Plan[2]	331,620	$ 2.65	0
1999 Director Plan	250,651	6.83	220,226
Total Option Plans	**582,271**	**$ 4.45**	**220,226**
2003 Incentive Plan Options	56,250	$ 10.50	0
2003 Incentive Plan RSU	176,209	—	1,087,836[3]
Total 2003 Incentive Plan	**232,459**	**—**	**1,087,836**
Total All Stock Plans	**814,730**	**$ —**	**1,308,062**

[1] Will be issued upon exercise of outstanding options or vesting of stock unit awards.

[2] The plan expired on April 12, 2010.

[3] Represents the total of both Options and RSUs available in the 2003 Incentive Plan.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

UFP Technologies is a producer of innovative custom-engineered components, products, and specialty packaging. The Company serves a myriad of markets, but specifically targets opportunities in the medical, automotive, aerospace and defense, computer and electronics, industrial, and consumer markets.

In 2011 the Company experienced organic sales growth of 5.4%, reflecting increased demand for products from the automotive and defense and aerospace markets. The ability of the Company to leverage this sales growth as well as one-time gains and moving allowances associated with the sale of real estate in Alabama by UDT allowed the Company to generate a 9.2% increase in operating income.

On January 13, 2011, United Development Company Limited ("UDT") sold its Alabama facility (Packaging segment) for approximately $1,250,000. The net book value of the asset at December 31, 2010, was approximately $384,000. Selling expenses of approximately $38,000 were incurred.

Due to a redesigned model vehicle, a substantial portion of a large automotive door panel program ended on June 30, 2011, although the Company is still supplying door panels to the customer for other model vehicles. Sales of door panels for the discontinued model vehicle were approximately $3.8 million and $4.0 million for the six-month periods ended December 31, 2010, and June 30, 2011, respectively.

The Company's strategy includes further organic growth and growth through strategic acquisitions.

RESULTS OF OPERATIONS

The following table sets forth, for the years indicated, the percentage of revenues represented by the items as shown in the Company's consolidated statements of operations:

	2011	2010	2009
Net sales	100.0%	100.0%	100.0%
Cost of sales	71.5	71.3	73.1
Gross profit	**28.5**	**28.7**	**26.9**
Selling, general, and administrative expenses	16.8	16.8	18.7
Gain on sale of fixed assets	-0.6	0.0	0.0
Operating income	**12.3**	**11.9**	**8.2**
Total other expenses (income), net	0.0	0.0	-0.7
Income before taxes	**12.3**	**11.9**	**8.9**
Income tax expense	3.9	4.1	2.9
Net income attribute to consolidated operations	**8.4**	**7.8**	**6.0**
Net income attribute to non-controlling interests	**0.3**	**0.1**	**0.0**
Net income attribute to UFP Technologies, Inc.	**8.1%**	**7.7%**	**6.0%**

2011 COMPARED TO 2010

Net sales increased 5.4% to $127.2 million for the year ended December 31, 2011, from net sales of $120.8 million in the same period of 2010. The $6.4 million increase in sales was largely attributable to increased sales into the aerospace and defense industries of approximately $3.1 million fueled by a new contract for the U.S. Marines to supply backpack components (Component Products segment) as well as demand for interior trim parts from the automotive industry of approximately $1.8 million (Component Products segment).

Gross profit as a percentage of sales ("Gross Margin") decreased slightly to 28.5% for the year ended December 31, 2011, from 28.7% in 2010. The slight decrease in gross margin is primarily attributable to costs of approximately $350,000 incurred as a result of the closure of the Company's manufacturing facility in Alabama as well as approximately $300,000 incurred in additional health insurance claims (overhead) partially offset by manufacturing efficiencies achieved in the Company's plants (as a percentage of sales material and direct labor collectively decreased by 0.2% in 2011).

Selling, General, and Administrative Expenses ("SG&A") increased 5.6% to $21.4 million for the year ended December 31, 2011, from $20.2 million in 2010. As a percentage of sales, SG&A was 16.8% for both the years ended December 31, 2011, and 2010. The $1.2 million increase in SG&A for the year ended December 31, 2011, is primarily due to an increase in professional fees of approximately $400,000 associated with the development of enhanced internal operating and information systems and a re-branding and marketing project; approximately $400,000 in additional administrative salaries, wages, and benefits; and approximately $200,000 in additional health insurance claims.

Interest expense net of interest income decreased to approximately $27,000 for the year ended December 31, 2011, from net interest expense of approximately $116,000 in 2010. The decrease in interest expense is primarily attributable to higher interest earned on excess cash balances, as well as lower interest paid on declining term debt balances.

The gain on sale of assets of approximately $834,000 was derived primarily from the sale of real estate in Alabama by UDT. Of this $834,000 gain, approximately $428,000 relates to non-controlling interests that have been deducted to determine net income attributable to UFP Technologies, Inc., and $250,000 represents a one-time fee paid to the Company for managing the transaction.

The Company recorded income tax expense as a percentage of income before income tax expense excluding net income attributable to non-controlling interests of 31.3% and 34.8% for the year ended December 31, 2011, and 2010, respectively. The decrease in the effective tax rate for the year ended December 31, 2011, is primarily attributable to the reversal in 2011 of approximately $385,000 in reserves previously established for uncertain tax benefits due to a favorable outcome on a concluded Federal Internal Revenue Service audit and the statute of limitations expiring on certain other federal income tax filings, as well as increased deductions associated with domestic manufacturing. The non-controlling interest in UDT is not subject to corporate income tax. The Company has deferred tax assets on its books associated with net operating losses generated in previous years. The Company has considered both positive and negative available evidence in its determination that the deferred tax assets are more likely than not to be realized, and has not recorded a tax valuation allowance at December 31, 2011. The Company will continue to assess whether the deferred tax assets will be realizable and, when appropriate, will record a valuation allowance against these assets. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term, if estimates of future taxable income during the carry-forward period are reduced.

2010 COMPARED TO 2009

Net sales increased 21.7% to $120.8 million for the year ended December 31, 2010, from net sales of $99.2 million in the same period of 2009, driven primarily by the 2009 acquisitions of Foamade, ENM, and AMI (all within the Component Products segment). Without sales from these acquisitions for the portion of 2010 in which they were not owned in 2009, sales would have increased 10.0% to $109.1 million. The increase in sales excluding these acquisitions was largely due to increased demand for interior trim parts from the automotive industry of approximately $6.6 million (Component Products segment), as well as an increase in sales in the Packaging segment of approximately $2.3 million, due largely to the impact of the improved economy on demand for our customers' parts.

Gross profit as a percentage of sales ("Gross Margin") increased to 28.7% for the year ended December 31, 2010, from 26.9% in 2009. The increase in gross margin is primarily attributable to the Company's ability to leverage sales growth against the fixed component of cost of sales (overhead), partially offset by lower-than-average margins from the increased sales of automotive trim parts (Component Products segment). Overhead as a percentage of sales decreased by 2.2% while material and direct labor collectively increased by 0.4%.

Selling, General, and Administrative Expenses ("SG&A") increased 9.2% to $20.2 million for the year ended December 31, 2010, from $18.5 million in 2009. As a percentage of sales, SG&A was 16.8% and 18.7%, respectively, for the years ended December 31, 2010, and 2009. The increase in SG&A for the year ended December 31, 2010, is primarily due to increased SG&A associated with newly acquired companies of approximately $1.2 million (Component Products segment) and increased variable-based compensation of approximately $500,000 (primarily Component Products segment). The decrease in SG&A as a percentage of sales is primarily a result of the fixed-cost components of SG&A being measured against higher sales.

Interest expense net of interest income decreased to approximately $116,000 for the year ended December 31, 2010, from interest expense of approximately $233,000 in 2009. The decrease in interest expense is primarily attributable to higher interest earned on excess cash balances, as well as lower interest paid on declining term debt balances.

The Company recorded income tax expense as a percentage of pre-tax income of 34.8% and 32.0% for the year ended December 31, 2010, and 2009, respectively. The increase in effective tax rate for 2010 is primarily due to the non-taxable gains recorded on the acquisitions of Foamade, ENM, and AMI in 2009. The Company has deferred tax assets on its books associated with net operating losses generated in previous years. The Company has considered both positive and negative available evidence in its determination that the deferred tax assets will be realized, and has not recorded a tax valuation allowance at December 31, 2010. The Company will continue to assess whether the deferred tax assets will be realizable and, when appropriate, will record a valuation allowance against these assets. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term, if estimates of future taxable income during the carryforward period are reduced.

LIQUIDITY AND CAPITAL RESOURCES

The Company funds its operating expenses, capital requirements, and growth plan through internally generated cash.

As of December 31, 2011, and 2010, working capital was approximately $48.6 million and $38.3 million, respectively. The increase in working capital is primarily attributable to an increase in cash of approximately $7.7 million due to cash generated from operations and increased inventories of approximately $1.7 million due largely to the build-up of finished goods associated with a project for the U.S. Marines.

Cash provided from operations was approximately $11.7 million and $11.8 million in 2011 and 2010, respectively. The primary reasons for the slight decrease in cash generated from operations in 2011 were (i) an increase in inventory in 2011 of approximately $1.7 million compared to an increase in inventory in 2010 of approximately $400,000 due largely to an increase in inventory associated with a military program, (ii) a decrease in accrued taxes and other expenses of approximately $440,000 in 2011 compared to an increase in 2010 of approximately $1.4 million due mostly to higher income tax payments made in 2011, partially offset by (iii) an increase in profits in 2011 of approximately $1.4 million. Net cash used in investing activities in 2011 was approximately $2.5 million and was used primarily for the acquisition of new manufacturing equipment of approximately $3.7 million, partially offset by cash provided from the sale of real estate of approximately $1.2 million.

On January 29, 2009, the Company amended and extended its credit facility with Bank of America, NA. The facility is composed of: (i) a revolving credit facility of $17 million; (ii) a term loan of $2.1 million with a seven-year straight-line amortization; (iii) a term loan of $1.8 million with a 20-year straight-line amortization; and (iv) a term loan of $4.0 million with a 20-year straight-line amortization. Extensions of credit under the revolving credit facility are based in part upon accounts receivable and inventory levels. Therefore, the entire $17 million may not be available to the Company. As of December 31, 2011, the Company had availability of approximately $16.9 million based upon collateral levels in place as of that date. The credit facility calls for interest of LIBOR plus a margin that ranges from 1.0% to 1.5% or, at the discretion of the Company, the bank's prime rate less a margin that ranges from 0.25% to zero. In both cases the applicable margin is dependent upon Company performance. The loans are collateralized by a first priority lien on all of the Company's assets, including its real estate located in Georgetown, Massachusetts, and in Grand Rapids, Michigan. Under the credit facility, the Company is subject to a minimum fixed-charge coverage financial covenant. The Company's $17 million revolving credit facility matures November 30, 2013; the term loans are all due on January 29, 2016. At December 31, 2011, the interest rate on these facilities was 1.28%, and there were no borrowings outstanding on the line of credit.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, AND OFF-BALANCE SHEET ARRANGEMENTS

The following table summarizes the Company's contractual obligations at December 31, 2011:

Payments due in:	Operating Leases	Grand Rapids Mortgage	Term Loans	Massachusetts Mortgage	Debt Interest	Supplemental Retirement	New Molded Fiber Equipment Purchase Commitment	Total
2012	$ 1,762,408	$ 200,001	$ 288,360	$ 92,300	$ 148,225	$ 75,000	$ 4,793,000	$ 7,359,294
2013	1,127,907	200,001	288,360	92,300	133,708	75,000	—	1,917,276
2014	820,134	200,001	288,360	92,300	119,192	45,833	—	1,565,820
2015	251,036	200,001	288,360	92,300	104,675	25,000	—	961,372
2016 and thereafter	211,752	2,633,329	48,062	1,215,283	255,913	100,000	—	4,464,339
Total	**$ 4,173,237**	**$ 3,433,333**	**$ 1,201,502**	**$ 1,584,483**	**$ 761,713**	**$ 320,833**	**$ 4,793,000**	**$ 16,268,101**

The Company requires cash to pay its operating expenses, purchase capital equipment, and to service the obligations listed above. The Company's principal sources of funds are its operations and its revolving credit facility. Although the Company generated cash from operations in the year ended December 31, 2011, it cannot guarantee that its operations will generate cash in future periods. Subject to the Risk Factors set forth in Part I, Item 1A of this Report and the general disclaimers set forth in our Special Note Regarding Forward-Looking Statements at the outset of this Report, we believe that cash flow from operations will provide us with sufficient funds in order to fund our expected operations over the next 12 months.

The Company does not believe inflation has had a material impact on its results of operations in the last three years.

The Company had no off-balance-sheet arrangements in 2011, other than operating leases.

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to product returns, bad debts, inventories, intangible assets, income taxes, warranty obligations, restructuring charges, contingencies, and litigation. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances, including current and anticipated worldwide economic conditions, both in general and specifically in relation to the packaging industry, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements included in Item 8 of this Form 10-K. The Company believes the following critical accounting policies necessitated that significant judgments and estimates be used in the preparation of its consolidated financial statements.

The Company has reviewed these policies with its Audit Committee.

- **Revenue Recognition** The Company recognizes revenue at the time of shipment when title and risk of loss have passed to the customer, persuasive evidence of an arrangement exists, performance of its obligation is complete, its price to the buyer is fixed or determinable, and the Company is reasonably assured of collection. If a loss is anticipated on any contract, a provision for the entire loss is made immediately. Determination of these criteria, in some cases, requires management's judgment. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue for any reporting period could be adversely affected.

- **Intangible Assets** Intangible assets include patents and other intangible assets. Intangible assets with an indefinite life are not amortized. Intangible assets with a definite life are amortized on a straight-line basis, with estimated useful lives ranging from eight to 14 years. Indefinite-lived intangible assets are tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Intangible assets with a definite life are tested for impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable.

- **Goodwill** Goodwill is tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Reporting units are one level below the business segment level, but can be combined when reporting units within the same segment have similar economic characteristics. The Company's reporting units include its Component Products segment, Packaging segment (excluding its Molded Fiber operation), and its Molded Fiber operation. An impairment loss generally would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The Company assessed qualitative factors as of December 31, 2011, and determined that it was more likely than not that the fair value of both reporting units exceeded their respective carrying amounts. Factors considered for each reporting unit included financial performance, forecasts and trends, market cap, regulatory and environmental issues, foreign currency, market analysis, recent transactions, macro-economic conditions, industry and market considerations, raw material costs, management stability, and the degree by which the fair value of each reporting unit exceeded its carrying value in 2010 (approximately $37 million or 161% and $7 million or 190% for the Component Products and Molded Fiber reporting units, respectively). As a result, no goodwill impairment test was performed in 2011. Based upon tests performed in 2010 and 2009, there was no goodwill impairment as of December 31, 2010, and 2009

- **Accounts Receivable** The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. These allowances for doubtful accounts are determined by reviewing specific accounts the Company has deemed are at risk of being uncollectible and other credit risks associated with groups of customers. If the financial condition of the Company's customers were to deteriorate or economic conditions were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required with a resulting charge to results of operations.

- **Inventories** Inventories include material, labor, and manufacturing overhead and are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

  The Company periodically reviews the realizability of its inventory for potential obsolescence. Determining adequate reserves for inventory obsolescence requires management's judgment. Conditions impacting the realizability of the Company's inventory could cause actual asset write-offs to be materially different than the reserve balances.

- **Deferred Income Taxes** The Company evaluates the need for a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. Should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of the Company's market risk includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

Market risk represents the risk of changes in value of a financial instrument caused by fluctuations in interest rates, foreign exchange rates, and equity prices. At December 31, 2011, the Company's cash and cash equivalents consisted of bank accounts in U.S. dollars, and their valuation would not be affected by market risk. The Company has four debt instruments where interest is based upon either the Prime rate or LIBOR and, therefore, future operations could be affected by interest rate changes; however, the Company believes the market risk of the debt is minimal.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders
of UFP Technologies, Inc., Georgetown, MA

We have audited the accompanying consolidated balance sheet of UFP Technologies, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. Our audit of the basic consolidated financial statements included the financial statement schedules listed in the index appearing under Item 15 (a)(2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. The consolidated financial statements of the Company as of December 31, 2010 and for each of the years in the two year period ended December 31, 2010 were audited by CCR LLP. We have since succeeded the practice of such firm.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UFP Technologies, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 15, 2012 expressed an unqualified opinion.

Grant Thornton, LLP

GRANT THORNTON LLP
Boston, MA
March 15, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders
of UFP Technologies, Inc., Georgetown, MA

We have audited UFP Technologies, Inc.'s (a Delaware Corporation) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). UFP Technologies, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on UFP Technologies, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, UFP Technologies, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of UFP Technologies, Inc. and subsidiaries and our report dated March 15, 2012 expressed an unqualified opinion.

Grant Thornton, LLP

GRANT THORNTON LLP
Boston, MA
March 15, 2012

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31	
ASSETS	**2011**	**2010**
Current assets:		
Cash and cash equivalents (UDT: $278,475 and $277,698, respectively)	$ 29,848,798	$ 22,102,634
Receivables, net	15,618,717	14,633,375
Inventories, net	9,758,623	8,044,336
Prepaid expenses	558,875	1,035,301
Refundable income taxes	1,086,632	1,414,026
Deferred income taxes	1,168,749	1,208,848
Total current assets	**58,040,394**	**48,438,520**
Property, plant, and equipment (UDT: $2,099,960 and $2,756,792, respectively)	47,635,907	45,457,275
Less accumulated depreciation and amortization (UDT: $(1,448,928) and $(1,640,818), respectively)	(34,289,450)	(32,882,135)
Net property, plant, and equipment	13,346,457	12,575,140
Goodwill	6,481,037	6,481,037
Intangible assets	398,499	593,829
Other assets	1,454,867	1,389,375
Total assets	**$ 79,721,254**	**$ 69,477,901**

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 3,344,480	$ 2,837,462
Accrued expenses (UDT: $14,400 and $12,900, respectively)	5,540,163	6,679,381
Current installments of long-term debt (UDT: $0 and $39,246, respectively)	580,661	654,331
Total current liabilities	**9,465,304**	**10,171,174**
Long-term debt, excluding current installments (UDT: $0 and $627,629, respectively)	5,638,658	6,846,947
Deferred income taxes	1,292,378	880,775
Retirement and other liabilities	1,340,131	1,352,529
Total liabilities	**17,736,471**	**19,251,425**
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Preferred stock, $.01 par value. Authorized 1,000,000 shares; no shares issued or outstanding	–	–
Common stock, $0.1 par value. Authorized 20,000,000 shares; issued and outstanding 6,554,746 shares in 2011 and 6,338,829 shares in 2010	65,547	63,388
Additional paid-in capital	18,185,912	16,924,197
Retained earnings	43,059,074	32,712,904
Total UFP Technologies, Inc. stockholders' equity	**61,310,533**	**49,700,489**
Non-controlling interests	674,250	525,987
Total stockholders' equity	**61,984,783**	**50,226,476**
Total liabilities and stockholders' equity	**$ 79,721,254**	**$ 69,477,901**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31		
	2011	2010	2009
Net sales	$ 127,243,846	$ 120,766,450	$ 99,231,334
Cost of sales	90,999,327	86,150,720	72,511,919
Gross profit	**36,244,519**	**34,615,730**	**26,719,415**
Selling, general, and administrative expenses	21,366,913	20,235,540	18,539,005
Gain on sales of property, plant, and equipment	(838,592)	(12,000)	(11,206)
Operating Income	**15,716,198**	**14,392,190**	**8,191,616**
Other (expenses) income:			
Interest expense, net	(26,874)	(115,537)	(232,747)
Other, net	—	150,000	—
Gains on acquisitions	—	—	839,690
Total other (expense) income	(26,874)	34,463	606,943
Income before income tax provision	**15,689,324**	**14,426,653**	**8,798,559**
Income tax expense	4,905,708	5,019,136	2,816,575
Net income from consolidated operations	10,783,616	9,407,517	5,981,984
Net income attributable to non-controlling interests	(437,446)	(160,425)	(52,559)
Net income attributable to UFP Technologies, Inc.	**$ 10,346,170**	**$ 9,247,092**	**$ 5,929,425**
Net income per share:			
Basic	$ 1.60	$ 1.50	$ 1.02
Diluted	$ 1.48	$ 1.37	$ 0.94
Weighted average common shares:			
Basic	6,475,540	6,157,310	5,829,580
Diluted	6,999,300	6,749,062	6,293,964

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2011, 2010, and 2009

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Non-Controlling Interests	Total Stockholders' Equity
Balance at December 31, 2008	**5,666,703**	**$ 56,667**	**$ 13,774,334**	**$ 17,536,387**	**$ 523,003**	**$ 31,890,391**
Stock issued in lieu of compensation	43,279	433	183,067	–	–	183,500
Share-based compensation	196,000	1,960	898,853	–	–	900,813
Exercise of stock options	39,375	394	129,938	–	–	130,332
Excess tax benefits on share-based compensation	–	–	23,421	–	–	23,421
Net income	–	–	–	5,929,425	52,559	5,981,984
Distribution to non-contolling interests	–	–	–	–	(105,000)	(105,000)
Balance at December 31, 2009	**5,945,357**	**$ 59,454**	**$ 15,009,613**	**$ 23,465,812**	**$ 470,562**	**$ 39,005,441**
Stock issued in lieu of compensation	10,291	103	79,145	–	–	79,248
Share-based compensation	108,421	1,084	962,626	–	–	963,710
Exercise of stock options net of shares presented for exercise	274,760	2,747	504,309	–	–	507,056
Net share settlement of restricted stock units and stock option tax withholding			(485,511)			(485,511)
Excess tax benefits on share-based compensation	–	–	854,015	–	–	854,015
Net income	–	–	–	9,247,092	160,425	9,407,517
Distribution to non-contolling interests	–	–	–	–	(105,000)	(105,000)
Balance at December 31, 2010	**6,338,829**	**$ 63,388**	**$ 16,924,197**	**$32,712,904**	**$ 525,987**	**$ 50,226,476**
Stock issued in lieu of compensation	2,735	27	54,973	–	–	55,000
Share-based compensation	69,324	693	1,087,979	–	–	1,088,672
Exercise of stock options, net of shares presented for exercise	143,858	1,439	249,099	–	–	250,538
Net share settlement of restricted stock unit and stock option tax withholding	–	–	(829,995)	–	–	(829,995)
Excess tax benefits on share-based compensation	–	–	699,659	–	–	699,659
Net income	–	–	–	10,346,170	437,446	10,783,616
Distribution to non-contolling interests	–	–	–	–	(289,183)	(289,183)
Balance at December 31, 2011	**6,554,746**	**$ 65,547**	**$ 18,185,912**	**$43,059,074**	**$ 674,250**	**$ 61,984,783**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2011	2010	2009
Cash flows from operating activities:			
Net income	$ 10,783,616	$ 9,407,517	$ 5,981,984
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,781,002	3,152,193	2,895,062
Gain on sales of property, plant, and equipment	(838,592)	(12,000)	(11,206)
Gain on acquisitions	—	—	(839,690)
Share-based compensation	1,088,672	963,710	900,813
Stock issued in lieu of compensation	55,000	79,248	183,500
Deferred income taxes	451,702	305,830	226,950
Excess tax benefits on share-based compensation	(699,659)	(854,015)	(23,421)
Changes in operating assets and liabilities, net of effects from acquisition:			
Receivables, net	(985,342)	(415,370)	(341,536)
Inventories, net	(1,714,287)	(396,819)	1,863,118
Prepaid expenses	476,426	(558,920)	72,715
Refundable income taxes	327,394	(1,414,026)	—
Accounts payable	507,018	160,922	384,928
Accrued expenses	(439,559)	1,380,570	(307,305)
Retirement and other liabilities	(12,398)	234,332	204,553
Other assets	(65,492)	(205,445)	(509,425)
Net cash provided by operating activities	**11,715,501**	**11,827,727**	**10,681,040**
Cash flows from investing activities:			
Additions to property, plant, and equipment	(3,740,891)	(3,285,530)	(1,856,837)
Acquisition of Foamade Industries, Inc.'s assets	—	—	(375,000)
Acquisition of E.N. Murray Co. net of cash acquired	—	—	(1,440,534)
Acquisition of Advanced Materials Group assets	—	—	(620,000)
Proceeds from sale of property, plant, and equipment	1,222,494	12,000	13,364
Net cash used in investing activities	**(2,518,397)**	**(3,273,530)**	**(4,279,007)**
Cash flows from financing activities:			
Distribution to United Development Company Partners (non-controlling interest)	(289,183)	(105,000)	(105,000)
Excess tax benefits on share-based compensation	699,659	854,015	23,421
Proceeds from the exercise of stock options net of attestations	250,538	507,056	130,332
Principal repayment of long-term debt	(1,281,959)	(623,552)	(576,690)
Principal repayment of obligations under capital leases	—	—	(1,612,665)
Payment of statutory withholdings for stock options exercised and restricted stock units vested	(829,995)	(485,511)	—
Proceeds from long-term borrowings	—	—	4,000,000
Net cash (used in) provided by financing activities	**(1,450,940)**	**147,008**	**1,859,398**
Net change in cash and cash equivalents	7,746,164	8,701,205	8,261,431
Cash and cash equivalents at beginning of year	22,102,634	13,401,429	5,139,998
Cash and cash equivalents at end of year	**$ 29,848,798**	**$ 22,102,634**	**$ 13,401,429**

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011, and 2010

(1) Summary of Significant Accounting Policies

UFP Technologies, Inc. ("the Company") is an innovative designer and custom converter of foams, plastics, and natural fiber products principally serving the medical, automotive, aerospace and defense, computer and electronics, consumer, and industrial markets. The Company was incorporated in the State of Delaware in 1993.

(a) Principles of Consolidation

The consolidated financial statements include the accounts and results of operations of UFP Technologies, Inc., its wholly owned subsidiaries, Moulded Fibre Technology, Inc., Simco Industries, Inc. and its wholly owned subsidiary Simco Automotive Trim, Inc., and Stephenson & Lawyer, Inc. and its wholly owned subsidiary, Patterson Properties Corporation. The Company also consolidates United Development Company Limited, of which the Company owns 26.32% (see Note 8). All significant inter-company balances and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including allowance for doubtful accounts and the net realizable value of inventory, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable, and accrued taxes and other expenses are stated at carrying amounts that approximate fair value because of the short maturity of those instruments. The carrying amount of the Company's long-term debt approximates fair value as the interest rate on the debt approximates the Company's current incremental borrowing rate.

(d) Fair Value Measurement

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurement or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

The Company has not elected fair value accounting for any financial instruments for which fair value accounting is optional.

(e) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2011, and 2010, cash equivalents primarily consisted of money market accounts and certificates of deposit that are readily convertible into cash. The Company utilizes zero-balance disbursement accounts to manage its funds. As such, outstanding checks at the end of a year are recorded as reductions in cash. Prior to 2011 the Company recorded book overdrafts caused by outstanding checks as an increase to both cash and accounts payable. Because the Company had sufficient cash on hand at the end of each fiscal year to fund the outstanding checks as they cleared, prior year book overdrafts have been reclassified as a reduction in cash to be consistent with the 2011 presentation. The outstanding checks at December 31, 2011, 2010, and 2009, were $2,016,839, $2,331,117, and $1,597,085, respectively.

The Company maintains its cash in bank deposit accounts, money market funds, and certificates of deposit that at times exceed federally insured limits. The Company periodically reviews the financial stability of institutions holding its accounts, and does not believe it is exposed to any significant custodial credit risk on cash.

(f) Accounts Receivable

The Company periodically reviews the collectability of its accounts receivable. Provisions are recorded for accounts that are potentially uncollectible. Determining adequate reserves for accounts receivable requires management's judgment. Conditions impacting the realizability of the Company's receivables could cause actual asset write-offs to be materially different than the reserved balances as of December 31, 2011.

(g) Inventories

Inventories include material, labor, and manufacturing overhead and are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

The Company periodically reviews the realizability of its inventory for potential obsolescence. Determining the net realizable value of inventory requires management's judgment. Conditions impacting the realizability of the Company's inventory could cause actual asset write-offs to be materially different than the reserved balances as of December 31, 2011.

(h) Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and are depreciated or amortized using the straight-line method over the estimated useful lives of the assets or the related lease term, if shorter (for financial statement purposes) and, in some cases, accelerated methods (for income tax purposes). Certain manufacturing machines that are dedicated to a specific program—where total units to be produced over the life of the program are estimable—are depreciated using the modified units of production method for financial statement purposes.

Estimated useful lives of property, plant, and equipment are as follows:

Leasehold improvements	**Shorter of estimated useful life or remaining lease term**
Buildings and improvements	31.5 years
Equipment	8-10 years
Furniture and fixtures	5-7 years

Property, plant, and equipment amounts are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value.

(i) Goodwill

Goodwill is tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Reporting units are one level below the business segment level, but can be combined when reporting units within the same segment have similar economic characteristics. The Company's reporting units include its Component Products segment, Packaging segment (excluding its Molded Fiber operation), and its Molded Fiber operation. An impairment loss generally would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The Company assessed qualitative factors as of December 31, 2011, and determined that it was more likely than not that the fair value of both reporting units exceeded their respective carrying amounts. Factors considered for each reporting unit included financial performance, forecasts and trends, market cap, regulatory and environmental issues, foreign currency, market analysis, recent transactions, macro-economic conditions, industry and market considerations, raw material costs, management stability, and the degree by which the fair value of each reporting unit exceeded its carrying value in 2010 (approximately $37 million or 161% and $7 million or 190% for the Component Products and Molded Fiber reporting units, respectively). As a result, no goodwill impairment test was performed in 2011. Based upon tests performed in 2010 and 2009, there was no goodwill impairment as of December 31, 2010, and 2009.

(j) Intangible Assets

Intangible assets with an indefinite life are not amortized. Intangible assets with a definite life are amortized on a straight-line basis, with estimated useful lives ranging from 5 to 14 years. Indefinite-lived intangible assets are tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Intangible assets with a definite life are tested for impairment whenever events or circumstances indicate that their carrying values may not be recoverable.

(k) Revenue Recognition

The Company recognizes revenue at the time of shipment when title and risk of loss have passed to the customer, persuasive evidence of an arrangement exists, performance of its obligation is complete, its price to the buyer is fixed or determinable, and the Company is reasonably assured of collection. If a loss is anticipated on any contract, a provision for the entire loss is made immediately. Determination of these criteria, in some cases, requires management's judgment.

(l) Share-Based Compensation

When accounting for equity instruments exchanged for employee services, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant).

Share-based compensation cost that has been charged against income for stock compensation plans is as follows:

	Year Ended December 31		
	2011	2010	2009
Selling, general, and administrative expenses	$ 1,088,672	$ 963,710	$ 900,813

The compensation expense for stock options granted during the three-year period ended December 31, 2011, was determined as the intrinsic fair market value of the options, using a lattice-based option valuation model with the assumptions noted as follows:

	Year Ended December 31		
	2011	2010	2009
Expected volatility	54.8% to 73.3%	65.8% to 83.4%	68.8% to 84.6%
Expected dividends	None	None	None
Risk-free interest rate	0.9% to 2.9%	2.0% to 3.2%	3.6%
Exercise price	Closing price on date of grant	Closing price on date of grant	Closing price on date of grant
Imputed life	4.6 to 7.7 years (output in lattice-based model)	4.1 to 7.9 years (output in lattice-based model)	4.1 to 7.9 years (output in lattice-based model)

The stock volatility for each grant is determined based on a review of the experience of the weighted average of historical daily price changes of the Company's common stock over the expected option term, and the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option.

The weighted average grant date fair value of options granted during 2011, 2010, and 2009, was $5.75, $3.89, and $1.83, respectively. Tax benefits totaling $699,659, $854,015, and $23,421 were recognized as additional paid-in capital during the years ended December 31, 2011, 2010, and 2009, respectively, since the Company's tax deductions exceeded the share-based compensation change recognized for stock options exercised.

The total income tax benefit recognized in the statement of operations for share-based compensation arrangements was approximately $359,000, $316,600, and $291,000 for the years ended December 31, 2011, 2010, and 2009, respectively.

(m) Deferred Rent

The Company accounts for escalating rental payments on a straight-line basis over the term of the lease.

(n) Shipping and Handling Costs

Costs incurred related to shipping and handling are included in cost of sales. Amounts charged to customers pertaining to these costs are included in net sales.

(o) Research and Development

On a routine basis, the Company incurs costs related to research and development activity. These costs are expensed as incurred. Approximately $0.9 million, $0.9 million, and $0.8 million were expensed in the years ended December 31, 2011, 2010, and 2009, respectively.

(p) Income Taxes

The Company's income taxes are accounted for under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax expense (benefit) results from the net change during the year in deferred tax assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company evaluates the need for a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. Should the Company determine that it would not be able to realize all or part of its deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense.

(q) Segments and Related Information

The Company follows the provisions of ASC 280, *Segment Reporting*, which establish standards for the way public business enterprises report information and operating segments in annual financial statements (see Note 20).

(2) New Accounting Pronouncements

In May 2011, the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in GAAP and IFRS ("ASU 2011-04"), which amends Accounting Standards Codification ("ASC") 820, Fair Value Measurement. ASU 2011-04 improves the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards. The amended guidance changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, the amendments clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements. Although ASU 2011-04 is not expected to have a significant effect on practice, it changes some fair value measurement principles and disclosure requirements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011, and must be applied prospectively. Early application is not permitted. We do not anticipate that the adoption of ASU 2011-04 will have a material impact on our financial position or the results of our operations.

In September 2011, the FASB issued Accounting Standards Update No. 2011-08, Testing Goodwill for Impairment ("ASU 2011-08"), which amends ASC 350, Intangibles - Goodwill and Other. Previous guidance under ASC 350 required an entity to test goodwill for impairment on at least an annual basis by comparing the fair value of a reporting unit with its carrying amount, including goodwill (step 1). The amendments of ASU 2011-08 permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC 350. The amendments of ASU 2011-08 are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company adopted ASU 2011-08 in December 2011 with no impact on the company's financial position or results of operations.

(3) Supplemental Cash Flow Information

Cash paid for interest and income taxes is as follows:

	Year Ended December 31		
	2011	**2010**	**2009**
Interest	$ 126,999	$ 127,378	$ 205,828
Income taxes, net of refunds	$ 3,793,454	$ 5,522,702	$ 1,648,764

During the years ended December 31, 2011, and 2010, the Company permitted the exercise of stock options with exercise proceeds paid with the Company's stock ("cashless" exercises) totaling $93,879 and $343,750, respectively.

(4) Receivables and Net Sales

Receivables consist of the following:

	December 31	
	2011	**2010**
Accounts receivable—trade	$ 15,997,576	$ 14,976,057
Less allowance for doubtful receivables	(378,859)	(342,682)
	$ 15,618,717	**$ 14,633,375**

Receivables are written off against these reserves in the period they are determined to be uncollectible, and payments subsequently received on previously written-off receivables are recorded as a reversal of the bad debt provision. The Company performs credit evaluations on its customers and obtains credit insurance on a large percentage of its accounts, but does not generally require collateral. The Company recorded a provision for doubtful accounts of $55,209 and $8,466 for the years ended December 31, 2011, and 2010, respectively.

Sales to the top customer in the Company's Component Products segment comprised 10.9% of that segment's total sales and 7.2% of the Company's total sales for the year ended December 31, 2011. Sales to the top customer in the Company's Packaging segment comprised 6.9% of that segment's total sales and 2.3% of the Company's total sales for the year ended December 31, 2011.

(5) Inventories

Inventories consist of the following:

	December 31	
	2011	**2010**
Raw materials	$ 5,425,773	$ 4,778,780
Work in process	1,513,794	695,421
Finished goods	2,819,056	2,570,135
	$ 9,758,623	**$ 8,044,336**

(6) Other Intangible Assets

The carrying values of the Company's definite-lived intangible assets as of December 31, 2011, and 2010, are as follows:

	Patents	**Non-Compete**	**Customer List**	**Total**
Gross amount at December 31, 2011	$ 428,806	$ 200,000	$ 769,436	$ 1,398,242
Accumulated amortization at December 31, 2011	(425,052)	(126,500)	(448,191)	(999,743)
Net balance at December 31, 2011	**$ 3,754**	**$ 73,500**	**$ 321,245**	**$ 398,499**
Gross amount at December 31, 2010	428,806	$ 200,000	$ 769,436	$ 1,398,242
Accumulated amortization at December 31, 2010	(400,885)	(93,168)	(310,360)	(804,413)
Net balance at December 31, 2010	**$ 27,921**	**$ 106,832**	**$ 459,076**	**$ 593,829**

Amortization expense related to intangible assets was $195,330, $223,908, and $157,104 for the years ended December 31, 2011, 2010, and 2009, respectively. Future amortization for the years ending December 31 will be approximately:

2012	$ 163,554
2013	159,800
2014	75,145
Total	**$ 398,499**

(7) Property, Plant, and Equipment

Property, plant, and equipment consist of the following:

	December 31	
	2011	**2010**
Land and improvements	$ 839,906	$ 944,906
Buildings and improvements	6,959,641	7,499,855
Leasehold improvements	3,071,096	2,884,463
Equipment	32,612,522	31,695,304
Furniture and fixtures	2,540,055	2,153,943
Construction in progress—equipment/buildings	1,612,687	278,804
	$ 47,635,907	**$ 45,457,275**

Depreciation and amortization expense for the years ended December 31, 2011, 2010, and 2009, was $2,585,672, $2,928,285, and $2,737,958, respectively

(8) Investment in and Advances to Affiliated Partnership

The Company has a 26.32% ownership interest in a realty limited partnership, United Development Company Limited ("UDT"). The Company has consolidated the financial statements of UDT for all periods presented because it has determined that UDT is a VIE, and the Company is the primary beneficiary. UDT owns one building, which is leased to the Company. The lease payments from the Company account for 100% of UDT's revenue. Therefore, the Company believes it has the power to direct the activities of UDT that most significantly impact the entity's economic performance, and the obligation to absorb losses of UDT or the right to receive benefits from UDT that could potentially be significant to UDT. In addition to the lease arrangement, the Company's management provides management services to UDT in certain situations. The creditors of UDT have no recourse to the general credit of the Company (see Note 23).

Included in the December 31 consolidated balance sheets are the following amounts related to UDT:

	December 31			
		2011		2010
Cash	$	278,475	$	277,698
Net property, plant, and equipment		651,032		1,115,974
Accrued expenses		14,400		12,900
Current and long-term debt		—		666,875

(9) Indebtedness

On January 29, 2009, the Company amended and extended its credit facility with Bank of America, NA. The facility is composed of: (i) a revolving credit facility of $17 million; (ii) a term loan of $2.1 million with a seven-year straight-line amortization; (iii) a mortgage loan of $1.8 million with a 20-year straight-line amortization; and (iv) a mortgage loan of $4.0 million with a 20-year straight-line amortization. Extensions of credit under the revolving credit facility are based in part upon accounts receivable and inventory levels. Therefore, the entire $17 million may not be available to the Company. As of December 31, 2011, the Company had availability of approximately $16.9 million based upon collateral levels in place as of that date. The credit facility calls for interest of LIBOR plus a margin that ranges from 1.0% to 1.5% or, at the discretion of the Company, the bank's prime rate less a margin that ranges from 0.25% to zero. In both cases the applicable margin is dependent upon Company performance. The loans are collateralized by a first priority lien on all of the Company's assets, including its real estate located in Georgetown, Massachusetts, and in Grand Rapids, Michigan. Under the credit facility, the Company is subject to a minimum fixed-charge coverage financial covenant, which the Company was in compliance with as of December 31, 2011. The Company's $17 million revolving credit facility matures November 30, 2013; the term loans are all due on January 29, 2016. At December 31, 2011, the interest rate on these facilities was 1.28%, and there were no borrowings outstanding on the line of credit.

Long-term debt consists of the following:

	December 31			
		2011		2010
Mortgage notes	$	5,017,817	$	5,310,116
Note payable		1,201,502		1,489,863
UDT mortgage		—		666,875
Equipment loan		—		34,424
Total long-term debt		**6,219,319**		**7,501,278**
Current Installments		(580,661)		(654,331)
Long-term debt, excluding current installments	**$**	**5,638,658**	**$**	**6,846,947**

Aggregate maturities of long-term debt are as follows:

Year ending December 31:		
2012		580,661
2013		580,661
2014		580,661
2015		580,661
2016		3,896,675
	$	**6,219,319**

(10) Accrued Expenses

Accrued expenses consist of the following:

	December 31	
	2011	2010
Compensation	$ 2,221,730	$ 2,855,331
Benefits/self-insurance reserve	621,931	762,515
Paid time off	841,357	780,109
Commissions payable	393,028	416,326
Unrecognized tax benefits (See Note 11)	320,000	685,000
Other	1,142,117	1,180,100
	$ 5,540,163	**$ 6,679,381**

(11) Income Taxes

The Company's income tax provision (benefit) for the years ended December 31, 2011, 2010, and 2009, consists of the following:

	Years Ended December 31		
	2011	2010	2009
Current:			
Federal	$ 3,752,000	$ 4,259,000	$ 2,100,000
State	702,000	454,000	490,000
	4,454,000	**4,713,000**	**2,590,000**
Deferred:			
Federal	396,000	191,000	263,000
State	56,000	115,000	(36,000)
	452,000	**306,000**	**227,000**
Total income tax provision	**$ 4,906,000**	**$ 5,019,000**	**$ 2,817,000**

At December 31, 2011, the Company had net operating loss carryforwards for federal income tax purposes of approximately $1,599,000, which are available to offset future taxable income and expire during the federal tax years ending December 31, 2019, through 2024. The future benefit of the federal net operating loss carryforwards will be limited to approximately $300,000 per year in accordance with Section 382 of the Internal Revenue Code.

The approximate tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

	December 31	
	2011	2010
Current defferred tax assets:		
Reserves	$ 377,000	$ 359,000
Inventory capitalization	230,000	196,000
Compensation programs	262,000	252,000
Retirement liability	72,000	88,000
Equity-based compensation	228,000	314,0000
Total current defferred tax assets:	**$ 1,169,000**	**$ 1,209,000**
Long-term deferred tax assets/(liabilities):		
Excess of book over tax basis of fixed assets	$ (1,421,000)	$ (1,065,000)
Goodwill	(691,000)	(627,000)
Intangible assets	(146,000)	(207,000)
Net operating loss carryforwards	544,000	644,000
Deferred rent	64,000	57,000
Compensation programs	358,000	317,000
Total long-term deferred tax (liabilities)	**$ (1,292,000)**	**$ (881,000)**

The amounts recorded as deferred tax assets as of December 31, 2011, and 2010, represent the amount of tax benefits of existing deductible temporary differences or carryforwards that are more likely than not to be realized through the generation of sufficient future taxable income within the carryforward period. The Company has total deferred tax assets of $2,134,000 at December 31, 2011, that it believes are more likely than not to be realized in the carryforward period. Management reviews the recoverability of deferred tax assets during each reporting period.

The actual tax provision for the years presented differs from the "expected" tax provision for those years, computed by applying the U.S. federal corporate rate of 34% to income before income tax expense as follows:

	Years Ended December 31		
	2011	**2010**	**2009**
Computed "expected" tax rate	34.0%	34.0%	34.0%
Increase (decrease) in income taxes resulting from:			
State taxes, net of federal tax benefit	3.4	2.0	3.4
Meals and entertainment	0.1	0.1	0.2
R&D credits	(0.4)	(0.3)	(0.9)
Domestic production deduction	(2.8)	(1.8)	(1.7)
Non-deductible ISO stock option expense	0.1	0.1	0.2
Acquisition gains	—	—	(3.3)
Unrecognized tax benefits	(2.4)	1.0	—
Income of non-controlling interests	(1.0)	(0.4)	(0.2)
Other	0.3	0.1	0.3
Effective tax rate	**31.3%**	**34.8%**	**32.0%**

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company has not been audited by any state for income taxes with the exception of returns filed in Michigan (which have been audited through 2004), and income tax returns filed in Massachusetts for 2005 and 2006, and Florida for 2007, 2008, and 2009 (which are currently being audited). The Company's federal tax return for 2008 has been audited. Federal tax returns for the years 2009 through 2010 and state tax returns for the years 2008 through 2010 remain open to examination by the IRS and various state jurisdictions.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits ("UTB") resulting from uncertain tax positions is as follows:

	Federal and State Tax	
	2011	**2010**
Gross UTB balance at beginning of fiscal year	$ 685,000	$ 545,000
Increases for tax positions of prior years	40,000	140,000
Reductions for tax positions of prior years	(405,000)	—
Gross UTB balance at December 31	**$ 320,000**	**$ 685,000**

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of December 31, 2011, and 2010, are $320,000 and $685,000, respectively, for each year.

At December 31, 2011, and 2010, accrued interest and penalties on a gross basis, which are included above in the gross UTB balance, were $145,000 both years.

At December 31, 2011, approximately $255,000 of the unrecognized tax benefits relate to tax returns of a specific state jurisdiction that are currently under examination. Accordingly, the Company expects a reduction of this amount during 2012.

(12) Net Income Per Share

Basic income per share is based upon the weighted average common shares outstanding during each year. Diluted income per share is based upon the weighted average of common shares and dilutive common stock equivalent shares outstanding during each year. The weighted average number of shares used to compute both basic and diluted income per share consisted of the following:

	Years Ended December 31		
	2011	**2010**	**2009**
Basic weighted average common shares outstanding during the year	6,475,540	6,157,310	5,829,580
Weighted average common equivalent shares due to stock options and restricted stock units	523,760	591,752	464,384
Diluted weighted average common shares outstanding during the year	**6,999,300**	**6,749,062**	**6,293,964**

The computation of diluted earnings per share excludes the effect of the potential exercise of stock awards, including stock options, when the average market price of the common stock is lower than the exercise price of the related options during the period. These outstanding stock awards are not included in the computation of diluted earnings per share because the effect would have been antidilutive. For the years ended December 31, 2011, 2010, and 2009, the number of stock awards excluded from the computation was 23,205, 101,769, and 190,484, respectively.

(13) Stock Option and Equity Incentive Plans

Employee Stock Option Plan

The Company's 1993 Employee Stock Option Plan ("Employee Stock Option Plan"), which is stockholder approved, provides long-term rewards and incentives in the form of stock options to the Company's key employees, officers, employee directors, consultants, and advisors. The plan provides for either non-qualified stock options or incentive stock options for the issuance of up to 1,550,000 shares of common stock.The exercise price of the incentive stock options may not be less than the fair market value of the common stock on the date of grant, and the exercise price for non-qualified stock options shall be determined by the Compensation Committee. These options expire over 5- to 10-year periods.

Options granted under the plan generally become exercisable with respect to 25% of the total number of shares subject to such options at the end of each 12-month period following the grant of the options, except for options granted to officers, which may vest on a different schedule. At December 31, 2011, there were 331,620 options outstanding under the Employee Stock Option Plan. The plan expired on April 12, 2010.

Incentive Plan

In June 2003, the Company formally adopted the 2003 Incentive Plan (the "Plan"). The Plan was originally intended to benefit the Company by offering equity-based incentives to certain of the Company's executives and employees, thereby giving them a permanent stake in the growth and long-term success of the Company and encouraging the continuance of their involvement with the Company's businesses. The Plan was amended effective June 4, 2008, to permit certain performance-based cash awards to be made under the Plan. The Plan was further amended on June 8, 2011, to increase the maximum number of shares of common stock in the aggregate to be issued to 2,250,000. The amendment also added appropriate language so as to enable grants of stock-based awards under the Plan to continue to be eligible for exclusion from the $1,000,000 limitation on deductibility under Section 162(m) of the Internal Revenue Code (the "Code").

Two types of equity awards may be granted to participants under the Plan: restricted shares or other stock awards. Restricted shares are shares of common stock awarded subject to restrictions and to possible forfeiture upon the occurrence of specified events. Other stock awards are awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of common stock. Such awards may include Restricted Stock Unit Awards ("RSUs"), unrestricted or restricted stock, incentive and non-qualified stock options, performance shares, or stock appreciation rights. The Company determines the form, terms, and conditions, if any, of any awards made under the Plan.

Through December 31, 2011, 925,955 shares of common stock have been issued under the 2003 Incentive Plan, none of which have been restricted. An additional 176,209 shares are being reserved for outstanding grants of RSUs and other share-based compensation that are subject to various performance and time-vesting contingencies. The Company has also granted awards in the form of stock options under this Plan. Through December 31, 2011, 60,000 options have been granted and 56,250 options are outstanding. At December 31, 2011, 1,087,836 shares or options are available for future issuance in the 2003 Incentive Plan.

Director Plan

Effective July 15, 1998, the Company adopted the 1998 Director Plan. The Plan was amended and renamed, on June 3, 2009, the 2009 Non-Employee Director Stock Incentive Plan. The Plan, as amended, provides for the issuance of stock options and other equity-based securities up to 975,000 shares. At December 31, 2011, there were 250,651 options outstanding, and 3,809 shares of common stock were issued in the year ended December 31, 2011, 220,226 shares remained available to be issued under the Plan.

The following is a summary of stock option activity under all plans:

	Shares Under Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding December 31, 2010	**764,496**	**$ 4.12**	**—**
Granted	23,205	16.10	—
Exercised	(149,180)	2.31	—
Cancelled or expired	—	—	—
Outstanding December 31, 2011	**638,521**	**$ 4.98**	**$ 6,279,933**
Exercisable at December 31, 2011	**578,521**	**$ 4.45**	**$ 5,988,946**
Vested and expected to vest at December 31, 2011	**638,521**	**$ 4.98**	**$ 6,279,933**

The following is a summary of information relating to stock options outstanding and exercisable by price range as of December 31, 2011:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Range of exercise prices	**Outstanding as of 12/31/11**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price**	**Exercisable as of 12/31/11**	**Weighted average exercise price**
$1.00 - $1.99	46,620	1.2	$ 1.00	46,620	$ 1.00
$2.00 - $2.99	200,000	3.1	2.32	200,000	2.32
$3.00 - $3.99	111,984	1.6	3.28	111,984	3.28
$4.00 - $4.99	51,174	6.5	4.16	46,174	4.17
$5.00 - $5.99	41,719	4.9	5.12	41,719	5.12
$6.00 - $6.99	27,951	4.5	6.07	27,951	6.07
$9.00 - $9.99	82,599	6.0	9.13	48,849	9.16
$10.00 - $10.99	34,000	5.5	10.23	26,500	10.17
$11.00 - $16.99	42,474	6.6	14.26	28,724	14.06
	638,521	**3.9**	**$ 4.98**	**578,521**	**$ 4.45**

During the years ended December 31, 2011, 2010, and 2009, the total intrinsic value of all options exercised (i.e., the difference between the market price and the price paid by the employees to exercise the options) was $2,204,962, $2,711,864, and $79,269, respectively, and the total amount of consideration received from the exercise of these options was $344,417, $850,806, and $130,332, respectively. At its discretion, the Company allows option holders to surrender previously owned common stock in lieu of paying the exercise price and withholding taxes. During the years ended December 31, 2011, and 2010, 20,492 shares were surrendered at a market price of $17.64 and 62,202 shares were surrendered at a market price of $10.42, respectively. No shares were surrendered during the year ended December 31, 2009.

During the years ended December 31, 2011, 2010, and 2009, the Company recognized compensation expense related to stock options granted to directors and employees of $141,499, $213,716, and $150,482, respectively.

On March 2, 2011, the Company's Compensation Committee approved the issuance of 25,000 shares of unrestricted common stock to the Company's Chairman, Chief Executive Officer, and President under the 2003 Equity Incentive Plan. The shares were issued on December 22, 2011. The Company has recorded compensation expense of $423,250 for the year ended December 31, 2011, based on the grant date price of $16.93 at March 2, 2011. Stock compensation expense of $192,500 and $106,000 was recorded in 2010 and 2009, respectively, for similar awards.

On June 8, 2011, the Company issued 3,708 shares of unrestricted common stock to the non-employee members of the Company's Board of Directors as part of their annual retainer for serving on the Board. Based upon the closing price of $16.17 on June 8, 2011, the Company recorded compensation expense of $60,000 associated with the stock issuance for the year ended December 31, 2011.

It has been the Company's practice to allow executive officers to take a portion of their earned bonuses in the form of the Company's common stock. The value of the stock received by executive officers, measured at the closing price of the stock on the date of grant, was $55,000, $79,248, and $183,500, respectively, for the years ended December 31, 2011, 2010, and 2009.

The Company grants RSUs to its executive officers. The stock unit awards are subject to various time-based vesting requirements, and certain portions of these awards are subject to performance criteria of the Company. Compensation expense on these awards is recorded based on the fair value of the award at the date of grant, which is equal to the Company's closing stock price, and is charged to expense ratably during the service period. No compensation expense is taken on awards that do not become vested, and the amount of compensation expense recorded is adjusted based on management's determination of the probability that these awards will become vested. The following table summarizes information about stock unit award activity during the year ended December 31, 2011:

	Restricted Stock Units	Weighted Average Award Date Fair Value
Outstanding at December 31, 2010	**251,694**	**$ 5.80**
Awarded	11,221	18.27
Shares distributed	(86,706)	5.02
Forfeited/Cancelled	—	—
Outstanding at December 31, 2011	**176,209**	**$ 6.98**

The Company recorded $463,923, $557,494, and $644,331 in compensation expense related to these RSUs during the years ended December 31, 2011, 2010, and 2009, respectively.

At the Company's discretion, RSU holders are given the option to net-share settle to cover the required minimum withholding tax, and the remaining amount is converted into the equivalent number of common shares. During the year ended December 31, 2011, 30,920 shares were redeemed for this purpose at a market price of $18.19. During the year ended December 31, 2010, 19,579 shares were redeemed for this purpose at a market price of $9.25.

The following summarizes the future share-based compensation expense the Company will record as the equity securities granted through December 31, 2011, vest:

	Options	Common Stock	Restricted Stock Units	Total
2012	$ 72,744	—	$ 321,210	$ 393,954
2013	70,080	—	219,300	289,380
2014	43,892	—	76,456	120,348
2015	12,962	—	8,541	21,503
Total	**$ 199,678**	**$ —**	**$ 625,507**	**$ 825,185**

(14) Preferred Stock

On March 18, 2009, the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share on March 20, 2009, to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Share"), of the Company, at a price of $25.00 per one one-thousandth of a Preferred Share subject to adjustment and the terms of the Rights Agreement. The rights expire on March 19, 2019.

(15) Supplemental Retirement Benefits

The Company provides discretionary supplemental retirement benefits for certain retired officers, which will provide an annual benefit to these individuals for various terms following separation from employment. The Company recorded an expense of approximately $6,000, $30,000, and $35,000 for the years ended December 31, 2011, 2010, and 2009, respectively. The present value of the supplemental retirement obligation has been calculated using an 8.5% discount rate, and is included in retirement and other liabilities. Total projected future cash payments for the years ending December 31, 2012, through 2016, are approximately $75,000, $75,000, $46,000, $25,000, and $25,000, respectively, and approximately $75,000 thereafter.

(16) Commitments and Contingencies

(a) ***Leases*** - The Company has operating leases for certain facilities that expire through 2016. Certain of the leases contain escalation clauses that require payments of additional rent, as well as increases in related operating costs.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2011, are as follows:

Years Ending December 31	Operating Leases
2012	$ 1,762,408
2013	1,127,907
2014	820,134
2015	251,036
2016	211,752
Total minimum lease payments	**$ 4,173,237**

Rent expense amounted to approximately $2,305,000, $2,616,000, and $2,442,000 in 2011, 2010, and 2009, respectively.

(b) ***Legal*** - The Company is a defendant in various administrative proceedings that are being handled in the ordinary course of business. In the opinion of management of the Company, these suits and claims should not result in final judgments or settlements that, in the aggregate, would have a material adverse effect on the company's financial condition or results of operations.

(17) Employee Benefits Plans

The Company maintains a profit sharing plan for eligible employees. Contributions to the Plan are made in the form of matching contributions to employee 401k deferrals, as well as discretionary amounts determined by the Board of Directors, and amounted to approximately $715,000, $785,000, and $709,000 in 2011, 2010, and 2009, respectively.

The Company has a partially self-insured health insurance program that covers all eligible participating employees. The maximum liability is limited by a stop loss of $125,000 per insured person, along with an aggregate stop loss determined by the number of participants.

The Company has an Executive, Non-qualified "Excess" Plan ("the Plan"), which is a deferred compensation plan available to certain executives. The Plan permits participants to defer receipt of part of their current compensation to a later date as part of their personal retirement or financial planning. Participants have an unsecured contractual commitment by the Company to pay amounts due under the Plan. There is currently no security mechanism to ensure that the Company will pay these obligations in the future.

The compensation withheld from Plan participants, together with investment income on the Plan, is reflected as a deferred compensation obligation to participants, and is classified within retirement and other liabilities in the accompanying balance sheets. At December 31, 2011, the balance of the deferred compensation liability totaled approximately $1,105,000. The related assets, which are held in the form of a Company-owned, variable life insurance policy that names the Company as the beneficiary, are reported within other assets in the accompanying balance sheets, and are accounted for based on the underlying cash surrender values of the policies, and totaled approximately $1,096,000 as of December 31, 2011.

(18) Fair Value of Financial Instruments

Financial instruments recorded at fair value in the balance sheets, or disclosed at fair value in the footnotes, are categorized below based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels defined by ASC 820, *Fair Value Measurements and Disclosures*, and directly related to the amount of subjectivity associated with inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 - Valued based on unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Valued based on either directly or indirectly observable prices for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level 3 - Valued based on management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company has no assets and liabilities that are measured at fair value.

(19) Acquisitions

On March 9, 2009, the Company acquired selected assets of the Hillsdale, Michigan, operations of Foamade Industries, Inc. ("Foamade"). The Hillsdale operations of Foamade specialized in the fabrication of technical urethane foams for a myriad of industries and bring to the Company further penetration into applications using this family of foams, as well as incremental sales to fold into its operations. The Company has transitioned the acquired assets to its Grand Rapids, Michigan, plant.

On July 7, 2009, the Company acquired substantially all of the assets of E.N. Murray Co. ("ENM"), a Denver, Colorado-based foam fabricator, for $2,750,000. ENM specialized in the fabrication of technical urethane foams primarily for the medical industry. This acquisition brings to the Company further access and expertise in fabricating technical urethane foams and a seasoned management team. The Company had leased the former ENM Denver facilities for a period of two years. The Company purchased these properties on December 22, 2010, for $1,200,000.

On August 24, 2009, the Company acquired selected assets of Advanced Materials, Inc. ("AMI") for $620,000. Located in Rancho Dominguez, California, AMI specialized in the fabrication of technical urethane foams primarily for the medical industry and brings to the Company further penetration into this market. The Company assumed the lease of the 56,000-square-foot Rancho Dominguez location, which expires in November 2011.

The Company recorded gains of approximately $81,000, $558,000, and $201,000 on the acquisitions of selected assets of Foamade, ENM, and AMI, respectively, as it acquired the assets in bargain purchases. The Company believes the bargain purchase gains resulted from opportunities created by the overall weak economy.

The following table summarizes the consideration paid and the acquisition date, fair value of the assets acquired, and liabilities assumed relating to each transaction:

	Foamade March 9, 2009	**ENM July 7, 2009**	**AMI August 24, 2009**
Consideration			
Cash	$ 375,000	$ 2,750,000	$ 620,000
Fair value of total consideration transferred	**375,000**	**2,750,000**	**620,000**
Acquisition costs (legal fees) included in SG&A	**25,000**	**30,000**	**35,000**
Recognized amounts of identifiable assets acquired:			
Cash	—	1,309,466	—
Accounts receivable	—	832,054	289,540
Inventory	182,864	922,497	252,528
Other assets	—	37,708	—
Fixed assets	189,100	812,000	345,750
Non-compete	30,000	120,000	—
Customer list	103,000	490,000	56,000
Total identifiable net assets	**504,964**	**4,523,725**	**943,818**
Payables and accrued expenses	—	(830,341)	—
Equipment loan	—	(42,827)	—
Deferred tax liabilities	(49,386)	(342,212)	(123,051)
Net assets acquired	**$ 455,578**	**$ 3,308,345**	**$ 820,767**

With respect to the acquisition of selected assets of ENM, the Company acquired gross accounts receivable of $873,919, of which it deemed $41,865 to be uncollectible. It therefore recorded the accounts receivable at its fair market value of $832,054. With respect to the acquisition of selected assets of AMI, the Company acquired gross accounts receivable of $324,540, of which it deemed $35,000 to be uncollectible. It therefore recorded the accounts receivable at its fair market value of $289,540. With respect to the non-compete and customer list intangible assets acquired from Foamade, ENM, and AMI, the weighted average amortization period is five years. No residual balance is anticipated for any of the intangible assets.

The following table contains an unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2009, as if the ENM acquisition had occurred at the beginning of the period:

		Year Ended December 31, 2009
Sales	$	105,228,869
Net Income		6,070,518
Earnings per share:		
Basic	$	1.04
Diluted		0.96

The above unaudited pro forma information is presented for illustrative purposes only, and may not be indicative of the results of operations that would have actually occurred had the ENM acquisition occurred as presented. In addition, future results may vary significantly from the results reflected in such pro forma information.

(20) Segment Data

The Company is organized based on the nature of the products and services that it offers. Under this structure, the Company produces products within two distinct segments: Packaging and Component Products. Within the Packaging segment, the Company primarily uses polyethylene and polyurethane foams, sheet plastics, and pulp fiber to provide customers with cushion packaging for their products. Within the Component Products segment, the Company primarily uses cross-linked polyethylene foam to provide customers in the automotive, athletic, leisure, and health and beauty industries with engineered products for numerous purposes.

The accounting policies of the segments are the same as those described in Note 1. Income taxes and interest expense have been allocated based on operating results and total assets employed in each segment.

Inter-segment transactions are uncommon and not material. Therefore, they have not been separately reflected in the financial table below. The totals of the reportable segments' revenues, net profits, and assets agree with the Company's consolidated amounts contained in the audited financial statements. Revenues from customers outside of the United States are not material.

Sales to the top customer in the Company's Component Products segment comprises 10.9% of that segment's total sales and 7.2% of the Company's total sales for the year ended December 31, 2011. Sales to the top customer in the Company's Packaging segment comprise 6.9% of that segment's total sales and 2.3% of the Company's total sales for the year ended December 31, 2011.

The results for the Packaging segment include the operations of United Development Company Limited.

The Company has revised its allocation of corporate assets to the two segments to present cash and cash equivalents as unallocated assets. Prior year numbers have been adjusted to conform to the same allocation method.

Financial statement information by reportable segment is as follows:

2011	Component Products	Packaging	Unallocated Assets	Total
Sales	$ 84,652,237	$ 42,591,609	$ —	$ 127,243,846
Operating income	13,036,101	2,680,097	—	15,716,198
Total assets	27,169,529	22,702,927	29,848,798	79,721,254
Depreciation/Amortization	1,544,377	1,236,625	—	2,781,002
Capital expenditures	1,029,046	2,711,845	—	3,740,891
Interest expense, net	(14,640)	(12,234)	—	(26,874)
Goodwill	4,463,246	2,017,791	—	6,481,037

2010	Component Products	Packaging	Unallocated Assets	Total
Sales	$ 80,373,062	$40,393,388	$ —	$ 120,766,450
Operating income	11,104,306	3,287,884	—	14,392,190
Total assets	26,579,654	20,795,613	22,102,634	69,477,901
Depreciation/Amortization	1,802,085	1,350,108	—	3,152,193
Capital expenditures	1,814,874	1,470,656	—	3,285,530
Interest expense, net	(61,668)	(53,869)	—	(115,537)
Goodwill	4,463,246	2,017,791	—	6,481,037

2009	Component Products	Packaging	Unallocated Assets	Total
Sales	$ 60,973,325	$38,258,009	$ —	$ 99,231,334
Operating income	5,806,122	2,385,494	—	8,191,616
Total assets	25,409,608	19,043,675	13,401,429	57,854,712
Depreciation/Amortization	1,658,290	1,236,772	—	2,895,062
Capital expenditures	989,027	867,810	—	1,856,837
Interest expense, net	(126,363)	(106,384)	—	(232,747)
Goodwill	4,463,246	2,017,791	—	6,481,037
Bargain purchase gains	839,690	—	—	839,690

(21) Building Sale

On January 13, 2011, United Development Company Limited ("UDT") sold its Alabama facility (Packaging segment) for $1,250,000. The net book value of the asset at December 31, 2010, was approximately $384,000. Selling expenses of approximately $38,000 were incurred.

(22) Quarterly Financial Information (unaudited)

Year Ended December 31, 2011	Q1	Q2	Q3	Q4
Net sales	$ 31,503,588	$ 33,500,994	$ 30,761,959	$ 31,477,305
Gross profit	8,801,548	10,003,484	8,484,298	8,955,189
Net income attributable to UFP Technologies, Inc.	2,204,883	2,701,792	2,435,188	3,004,307
Basic net income per share	0.34	0.42	0.37	0.46
Diluted net income per share	0.32	0.39	0.35	0.43

Year Ended December 31, 2010	Q1	Q2	Q3	Q4
Net sales	$ 28,700,466	$ 29,957,495	$ 30,467,998	$ 31,640,491
Gross profit	7,457,254	9,046,836	8,905,976	9,205,664
Net income attributable to UFP Technologies, Inc.	1,511,382	2,281,616	2,364,840	3,089,254
Basic net income per share	0.25	0.37	0.38	0.49
Diluted net income per share	0.23	0.34	0.35	0.45

(23) Subsequent Events

On February 29, 2012, The Company purchased the manufacturing building that it leased from UDT for $1,350,000. The purchase price approximates fair market value based upon appraisals done by independent professional firms. As this was the only real estate owned by UDT, the realty limited partnership will be dissolved during 2012.

Special Note Regarding Forward-Looking Statements

Some of the statements contained in this report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include, but are not limited to, statements about the Company's prospects, anticipated advantages the Company expects to realize from its acquisition strategies and capital expenditures, including reduced costs, the Company's participation and growth in multiple markets, the Company's business opportunities, the Company's growth potential and strategies for growth, the Company's planned new facility, and any indication that the Company may be able to sustain or increase its sales and earnings, or its sales and earnings growth rates. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including economic conditions that affect sales of the products of the Company's customers, the ability of the Company to identify suitable acquisition candidates and successfully, efficiently execute acquisition transactions and integrate such acquisition candidates, actions by the Company's competitors and the ability of the Company to respond to such actions, the ability of the Company to obtain new customers, the ability of the Company to fulfill its obligations on long-term contracts and to retain current customers, the public's perception of environmental issues related to the Company's business, the Company's ability to adapt to changing market needs and other factors. Accordingly, actual results may differ materially from those projected in the forward-looking statements as a result of changes in general economic conditions, interest rates, and the assumptions used in making such forward-looking statements. Readers are referred to the documents filed by the Company with the SEC, specifically the last reports on Forms 10-K and 10-Q. The forward-looking statements contained herein speak only of the Company's expectations as of the date of this report. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the Company's expectations or any change in events, conditions, or circumstances on which any such statement is based.

STOCKHOLDER INFORMATION

TRANSFER AGENT AND REGISTRAR
American Stock Transfer
and Trust Company
6201 15th Avenue, 3rd Floor
Brooklyn, NY 11219

ANNUAL MEETING
The annual meeting of stockholders will be held at 10:00 a.m., on June 14, 2012, at the Black Swan Country Club, 258 Andover Street, Georgetown, MA 01833, USA.

COMMON STOCK LISTING
UFP Technologies' common stock is traded on NASDAQ under the symbol UFPT.

STOCKHOLDER SERVICES
Stockholders whose shares are held in street names often experience delays in receiving company communications forwarded through brokerage firms or financial institutions. Any shareholder or other interested party who wishes to receive information directly should call or write the Company. Please specify regular or electronic mail:

UFP Technologies, Inc.
Attn.: Shareholder Services
172 East Main Street
Georgetown, MA 01833 USA

phone: (978) 352-2200
e-mail: investorinfo@ufpt.com
web: www.ufpt.com

FORM 10-K REPORT
A copy of the Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to the Company, or on the Company's website at www.ufpt.com/investors/filings.html

CORPORATE HEADQUARTERS
UFP Technologies, Inc.
172 East Main Street
Georgetown, MA 01833 USA
(978) 352-2200 phone
(978) 352-5616 fax

PLANT LOCATIONS
California, Colorado, Florida, Georgia, Illinois, Iowa, Massachusetts, Michigan, New Jersey, Texas

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
Grant Thornton LLP
125 High Street, 21st Floor
Boston, MA 02110

CORPORATE COUNSELS
Lynch Brewer Hoffman & Fink, LLP
75 Federal Street, 7th Floor
Boston, MA 02110

Brown Rudnick LLP
1 Financial Center
Boston, MA 02111

ABOUT THIS REPORT
The objective of this report is to provide existing and prospective shareholders a tool to understand our financial results, what we do as a company, and where we are headed in the future. We aim to achieve these goals with clarity, simplicity, and efficiency. We welcome your comments and suggestions.

WORLD WIDE WEB
In the interest of providing timely, cost-effective information to shareholders, press releases, SEC filings, and other investor-oriented matters are available on the Company's website at www.ufpt.com/investors/filings.html

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

R. Jeffrey Bailly **do**
Chairman, CEO and President

Kenneth L. Gestal **d**
President & Managing Partner
Decision Capital, LLC

David B. Gould **d**
President
Westfield, Inc.

Marc Kozin **d**
Senior Advisor
L.E.K. Consulting, LLC

Ronald J. Lataille **o**
Vice President, Treasurer,
Secretary and
Chief Financial Officer

Richard S. LeSavoy **o**
Vice President
Manufacturing

Thomas Oberdorf **d**
Chief Financial Officer
SIRVA, Inc

Robert W. Pierce, Jr. **d**
Chairman, CEO,
and Co-Owner
Pierce Aluminum Co.

Mitchell C. Rock **o**
Vice President
Sales and Marketing

Daniel J. Shaw, Jr. **o**
Vice President
Engineering

David K. Stevenson **d**
Director, Trustee,
and Consultant

d Directors **o Officers**

OPERATING PRINCIPLES

CUSTOMERS

We believe the primary purpose of our company is to serve our customers. We seek to "wow" our customers with responsiveness and great products.

ETHICS

We will conduct our business at all times and in all places with absolute integrity with regard to employees, customers, suppliers, community, and the environment.

EMPLOYEES

We are dedicated to providing a positive, challenging, rewarding work environment for all of our employees.

QUALITY

We are dedicated to continuously improving our quality of service, quality of communications, quality of relationships, and quality of commitments.

SIMPLIFICATION

We seek to simplify our business process through the constant re-examination of our methods and elimination of all non-value-added activities.

ENTREPRENEURSHIP

We strive to create an environment that encourages autonomous decision-making and a sense of ownership at all levels of the company.

PROFIT

Although profit is not the sole reason for our existence, it is the lifeblood that allows us to exist.

UFP
TECHNOLOGIES

172 East Main Street
Georgetown, MA 01833

800 372 3172
ufpt.com